MEMORANDUM

TO:	Sonia Barros

FROM:	James Munsell

RE:	Proxies for PowerShares DB Trusts

DATE:	December 16, 2014

The PowerShares DB ETF platform is comprised of the following four Delaware statutory trusts (individually, a “Trust,” collectively, the “Trusts”):

•	PowerShares DB Commodity Index Tracking Fund;

•	PowerShares DB G10 Currency Harvest Fund;

•	PowerShares DB Multi-Sector Commodity Trust; and

•	PowerShares DB US Dollar Index Trust.

Each Trust was formed under the Delaware Statutory Trust Act, as amended, 12 Del. C. § 3801 et seq. (the “DSTA”). Each Trust is governed by its Fourth Amended and Restated Declaration of Trust and Trust Agreement dated as of November 12, 2012, as amended (the “Trust Agreement”).

On November 26, 2014, each of the following eleven funds (collectively, the “Funds”) that exist within the Trusts filed a Schedule 14A (individually, a “Proxy,” collectively, the “Proxies”):

•	PowerShares DB Commodity Index Tracking Fund (ticker: DBC);

•	PowerShares DB G10 Currency Harvest Fund (ticker: DBV);

•	PowerShares DB Agriculture Fund (ticker: DBA);

•	PowerShares DB Base Metals Fund (ticker: DBB);

•	PowerShares DB Energy Fund (ticker: DBE);

•	PowerShares DB Gold Fund (ticker: DGL);

•	PowerShares DB Oil Fund (ticker: DBO);

•	PowerShares DB Precious Metals Fund (ticker: DBP);

•	PowerShares DB Silver Fund (ticker: DBS);

•	PowerShares DB US Dollar Index Bearish Fund (ticker: UDN); and

•	PowerShares DB US Dollar Index Bullish Fund (ticker: UUP).

Each Proxy requests the shareholders of a Fund to approve the substitution of the managing owner and the amendment of its Trust Agreement. Each Proxy states that “[b]ecause Section 11.3 of the Trust Agreement provides that Shareholders are deemed to have consented unless they timely object to proposals recommended by the Managing Owner, your consent will be deemed conclusively to have been granted unless you express written objection to the Proposals in the manner required by Section 15.4 of the Trust Agreement and your written objection is actually received by the Fund before [—], 2015. This means that if you are in favor of the Proposals, not responding will have the same effect as responding with your affirmative written consent.”

You have asked us to provide you with a discussion of the relevant state law that underpins the ability of the Trusts to obtain shareholder holder consent negatively, by counting as consenting any shareholders that do not affirmatively express their objection.

Voting Rights of Shareholders under the DSTA

Pursuant to Section 3806(b)(5) of the DSTA, the Trust Agreements, as the governing instruments of the Trusts, may contain any provision relating to the management of the business and affairs of the Trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of the DSTA and “[m]ay, if and to the extent that voting rights are granted under the governing instrument, set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote.” (emphasis added)

Section 3825(b) of the DSTA provides that “[i]t is the policy of this subchapter to give maximum effect to the principle of freedom of contract and to the enforceability of governing instruments.”

Section 11.3 of each Trust Agreement provides, in relevant part, that “[a]ny action required or permitted to be taken by Unitholders by vote may be taken without a meeting by written consent setting forth the actions so taken. Such written consents shall be treated for all purposes as votes at a meeting. If the vote or consent of any Unitholder to any action of the Trust or any Unitholder, as contemplated by this Trust Agreement, is solicited by the Managing Owner, the solicitation shall be effected by notice to each Unitholder given in the manner provided in Section 15.4. The vote or consent of each Unitholder so solicited shall be deemed conclusively to have been cast or granted as requested in the notice of solicitation, whether or not the notice of solicitation is actually received by that Unitholder, unless the Unitholder expresses written objection to the vote or consent by notice given in the manner provided in Section 15.4 below and actually received by the Trust within 20 days after the notice of solicitation is effected.” (emphasis added)

Although we are not aware of any Delaware case precisely on point that has directly upheld a negative consent provision, such provisions are not uncommon in our experience, and we believe that, if properly presented to a Delaware court as an independent issue, such an express negative consent provision in the Trust Agreements should be held to be enforceable.

The negative consent provision is not contrary to any provision or requirement of the DSTA. Under Section 3806(b)(3) of the DSTA, beneficial owners of a statutory trust generally are not required to have any right to vote or consent with respect to any matter, including mergers, sales of all assets, appointment of trustees, dissolution of the trust, and amendments to the Trust Agreements, or to approve actions involving the management of the Trust. Indeed, under Section 3806(b)(4) of the DSTA, the governing instrument of a statutory trust may withhold voting rights. Section 3806(b)(9) provides that, to the extent the governing instrument of a statutory trust provides for the manner in which it may be amended, such governing instrument may be amended only in that manner or as otherwise permitted by law. Finally, the DSTA’s express policy under Section 3825(b) is to give maximum effect to the principle of freedom of contract and to the enforceability of Trust Agreements. Because the right to vote or consent by beneficial owners generally can be withheld by a Trust Agreement, we respectfully submit that it is reasonable to conclude that such rights may be granted in the Trust Agreements on the condition that a failure to affirmatively and timely express an objection will be deemed to be approval.

Furthermore, the language of Section 11.3 of the Trust Agreements is not ambiguous and does not conflict with any other provision of the Trust Agreements; the expectation of a reasonable shareholder reading Section 11.3 must be that her consent will be inferred from her failure to object in the prescribed manner within the prescribed time period.

For the foregoing reasons, and based on discussions with the Trusts’ Delaware counsel, we believe that each Trust has the ability to seek shareholder consent negatively, by counting as consenting any shareholders that do not affirmatively express their objection in the manner and within the time period prescribed by the Trust Agreements. This memorandum is not an opinion of this Firm but rather solely a reasoned memorandum of law prepared by this Firm for your information. A memorandum of law is less formal, definitive and predictive advice than an opinion of counsel and an opinion of counsel on this topic would include usual and customary exceptions for, among other things, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and other similar laws, general principles of equity, the implied covenant of good faith and fair dealing, and general fiduciary principles.

We are members of the bar of New York, but not Delaware. It is possible that a law firm practicing in Delaware would reach conclusions different from the conclusions reached herein or would reach the same conclusions in a different way.

*        *        *         *        *

If you have any further questions, or would like to discuss this further, please feel free to call me at 212-839-5609.

cc:	Michael Rosenberg, Deutsche Bank Securities Inc.

Mark McMillan, K&L Gates, LLP

Anna Paglia, Invesco PowerShares Capital Management LLC

Edward Ricchiuto, Sidley Austin LLP

4